                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-
          1(a) AND AMENDMENTS THERETO FILED PURSUANTO TO RULE 13d-2(a)


                            U S PLASTIC LUMBER CORP.
                            ------------------------
                                (NAME OF ISSUER)


                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
                    ----------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    902948108
                                    ---------
                                 (CUSIP NUMBER)

                             ROBERT M. KRAMER, ESQ.
                       ROBERT M. KRAMER & ASSOCIATES, P.C.
                                1150 FIRST AVENUE
                       KING OF PRUSSIA, PENNSYLVANIA 19406
                                 (610) 992-4712
                   --------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                   MAY 5, 1999
                         --------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(e), 13d-1(f) OR 13d-1(g), CHECK THE FOLLOWING BOX [ ].

                         (CONTINUED ON FOLLOWING PAGES)

                              (PAGE 1 OF 11 PAGES)

----------------------------                             -----------------------
CUSIP No. 902948108                      13D              Page 2 of 13 Pages
----------------------------                             -----------------------


1         NAME OF REPORTING PERSON: Louis D. Paolino, Jr.

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)[ ]; (b)[X]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                        [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
                                  7        SOLE VOTING POWER
            NUMBER OF
             SHARES                        2,250,000 shares (includes warrants
                                           for 450,000 shares)
                                ------------------------------------------------
                                  8        SHARED VOTING POWER
          BENEFICIALLY                     0
            OWNED BY
                                ------------------------------------------------
                                  9        SOLE DISPOSITIVE POWER
              EACH
            REPORTING                      2,250,000 shares (includes warrants
           PERSON WITH                     for 450,000 shares)
                                ------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,250,000 shares (includes warrants for 450,000 shares)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES
                                                                           X
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.9%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

--------------------------                               -----------------------
CUSIP No. 902948108                       13D              Page 3 of 13 Pages
--------------------------                               -----------------------


1          NAME OF REPORTING PERSONS  Matthew Paolino

            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]; (b) [X]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                     [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION   United States of America
--------------------------------------------------------------------------------
                                  7        SOLE VOTING POWER
            NUMBER OF
             SHARES                        125,000 shares (includes warrants for
                                           25,000 shares)
                                ------------------------------------------------
                                  8        SHARED VOTING POWER
          BENEFICIALLY                     0
            OWNED BY
                                ------------------------------------------------
                                  9        SOLE DISPOSITIVE POWER
              EACH
            REPORTING                      125,000 shares (includes warrants for
           PERSON WITH                     25,000 shares)
                                ------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           125,000 shares (includes warrants for 25,000 shares)
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                     X
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.6%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

----------------------------                          --------------------------
CUSIP No. 902948108                    13D              Page 4 of 13 Pages
----------------------------                          --------------------------


--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON:  Louis D. Paolino, Sr.

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]; (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                  [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION  United States of America
--------------------------------------------------------------------------------
                                  7        SOLE VOTING POWER
            NUMBER OF
             SHARES                        62,500 shares (includes warrants for
                                           12,500 shares)
                                ------------------------------------------------
                                  8        SHARED VOTING POWER
          BENEFICIALLY                     0
            OWNED BY
                                ------------------------------------------------
                                  9        SOLE DISPOSITIVE POWER
              EACH                         62,500 shares (includes warrants for
                                           12,500 shares)
            REPORTING
           PERSON WITH
                                ------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,500 shares (includes warrants for 12,500 shares)
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES
                                                                       X
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.3%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

-----------------------------                       ----------------------------
CUSIP No. 902948108                 13D                 Page 5 of 13 Pages
-----------------------------                       ----------------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON:  Joseph Paolino

            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]; (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                       [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION  United States of America
--------------------------------------------------------------------------------
                                  7        SOLE VOTING POWER
            NUMBER OF
             SHARES                        62,500 shares (includes warrants for
                                           12,500 shares)
                                ------------------------------------------------
                                  8        SHARED VOTING POWER
          BENEFICIALLY                     0
            OWNED BY
                                ------------------------------------------------
                                  9        SOLE DISPOSITIVE POWER
              EACH                         62,500 shares (includes warrants for
            REPORTING                      12,500 shares)
           PERSON WITH
                                ------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,500 shares (includes warrants for 12,500 shares)
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES
                                                              X
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.3%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

                                                              PAGE 6 OF 13 PAGES

         This Schedule 13D is being filed in connection with an acquisition of shares and warrants of U.S. Plastic Lumber Corp., a Nevada corporation ("USPL") resulting from the merger (the "Merger") of Brass Investment Co., a Delaware corporation ("Brass") into a wholly-owned subsidiary of USPL. This Statement is being filed by the reporting persons identified in Item 2 herein (the "Reporting Persons") to report the acquisition through the Merger of shares of common stock of USPL, par value $ .0001 per share (the "Shares") and warrants exercisable for Shares, as a result of which the Reporting Persons may, collectively, be deemed to be beneficial owners of more than 5% of the outstanding Shares. The Reporting Persons do not admit that they constitute a group, and each Reporting Person disclaims beneficial ownership of all Shares other than Shares over which such Reporting Person will hold sole voting and dispositive power.

Item 1.  Security and Issuer

         The class of equity securities to which this statement relates is the Shares. The principal executive offices of USPL are located at 2300 Glades Road, Suite 440W, Boca Raton, Florida 33431.

Item 2.  Identity and Background

LOUIS D. PAOLINO, JR.

         (a) The name of the person filing this statement is Louis D. Paolino, Jr.

         (b) Louis D. Paolino, Jr.'s address 2626 DelMar Place, Ft. Lauderdale, FL 33301.

         (c) Louis D. Paolino, Jr. is the President of American Wash Services, Inc., a Delaware corporation ("AWS"), having its principal business address at 1000 Crawford Place, Suite 400, Mount Laurel, New Jersey 08054.

         (d) During the last five years, Louis D. Paolino, Jr. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Louis D. Paolino, Jr. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Louis D. Paolino, Jr. is a citizen of the United States.

MATTHEW PAOLINO

         (a) The name of the person filing this statement is Matthew Paolino.

         (b) Matthew Paolino's business address is 1000 Crawford Place, Mount Laurel, New Jersey 08054.

                                                              PAGE 7 OF 13 PAGES

         (c) Matthew Paolino is the Vice President of AWS.

         (d) During the last five years, Matthew Paolino has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Matthew Paolino has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Matthew Paolino is a citizen of the United States.

LOUIS D. PAOLINO, SR.

         (a) The name of the person filing this statement is Louis D. Paolino, Sr.

         (b) Louis D. Paolino, Sr.'s address is 550 Roberts Road, Bryn Mawr, PA.

         (c) Louis D. Paolino, Sr. is retired.

         (d) During the last five years, Louis D. Paolino, Sr. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Louis D. Paolino, Sr. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Louis D. Paolino, Sr. is a citizen of the United States.

JOSEPH PAOLINO

         (a) The name of the person filing this statement is Joseph Paolino.

         (b) Joseph Paolino's business address is 3201 South 61st Street, Philadelphia, PA 19153.

         (c) Joseph Paolino is the Manager of Soil Remediation of Philadelphia, Inc., having its principal place of business at 3201 South 61st Street, Philadelphia, PA 19153.

         (d) During the last five years, Joseph Paolino has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Joseph Paolino has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating

                                                              PAGE 8 OF 13 PAGES



activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Joseph Paolino is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         The consideration for the Shares to be acquired by the Reporting Persons consists of the equity interest of the Reporting Persons in Brass.

Item 4.  Purpose of Transaction.

         All of the Shares reported herein were acquired in a series of transactions (described below) that influence control of USPL as and to the extent described herein. One or another of the Reporting Persons may from time-to-time acquire additional Shares either in open market or privately negotiated purchases.

         THE MERGER

         On January 12, 1999, USPL entered into an Agreement and Plan of Reorganization (the "Merger Agreement") with Brass and the Reporting Persons (owners of all of the outstanding shares of common stock of Brass), pursuant to which Brass was merged with and into Clean Earth, Inc., a Delaware corporation and a wholly-owned subsidiary of USPL, on March 23, 1999. The Merger Agreement was modified on May 5, 1999.

         Under the Merger Agreement, all of the outstanding shares of common stock of Brass have been converted into the right of the Reporting Persons to receive from USPL, as consideration for the Merger, cash, Shares and Warrants to purchase Shares in amounts which were finally determined on May 5, 1999 to be:
(i) $4,450,000, in cash, (ii) 2,000,000 unregistered Shares, and (iii) warrants to purchase 500,000 Shares at $6.00 per Share, allocated among the Reporting Persons as set forth under Item 5.

         REORGANIZATION OF THE BOARD OF DIRECTORS

         Louis D. Paolino, Jr. was named to USPL's Board of Directors on March 30, 1999, and elected Chairman of the Board of Directors on May 5, 1999. After being named to the Board of Directors, Louis D. Paolino, Jr. designated two additional Directors, Louis D. Paolino, Sr. and John Drury.

         The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement (attached as Exhibit 1 hereto), which is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

                                                              PAGE 9 OF 13 PAGES

         As a result of consideration granted the Reporting Persons under the Merger Agreement, they may be deemed to own beneficially the number and percentage of USPL's Shares set forth below (based upon USPL's Form S-3 filed April 22, 1999, which reported that the number of Shares outstanding was 18,230,528, plus 2,000,000 Shares to be issued in connection with this transaction). Under Rule 13d- 5(b)(1) of the Securities Exchange Act of 1934, the Reporting Persons may be considered a "group" acting together to acquire control of the Company and therefore may each be deemed to beneficially own the Shares held by all of the Reporting Persons (2,500,000 Shares in the aggregate). Each Reporting Person, however, expressly disclaims his membership in a group and the beneficial ownership of the Shares to be acquired by the other Reporting Persons

NAME                                  SHARES OF COMMON STOCK         PERCENTAGE

Louis D. Paolino, Jr.                     2,250,000(1)                  10.9%
Matthew Paolino                             125,000(2)                   0.6%
Louis D. Paolino, Sr.                        62,500(3)                   0.3%
Joseph Paolino                               62,500(3)                   0.3%

         Each of the Reporting Persons will have the sole power to vote the Shares disclosed in the table above and the sole power to direct the disposition of such Shares.

         Except for the transactions described herein, there have been no transactions effected with respect to the Shares since March 8, 1999 by any of the Reporting Persons.

         To the best of the Reporting Persons' knowledge, except as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares which the Reporting Persons may be deemed to own beneficially.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer.

         See "The Merger" and "Reorganization of the Board of Directors" in Item 4 of this Statement.

Item 7.  Material to be Filed as Exhibits.

         1. Merger Agreement dated January 12, 1999 by and among the USPL, Brass and the Reporting Persons.

         2. Amendment to the Merger Agreement dated May 5, 1999.

--------

(1) Consists of (a) 1,800,000 Shares held directly and (b) 450,000 Shares issuable upon exercise of warrants.

(2) Consists of (a) 100,000 Shares held directly and (b) 25,000 Shares issuable upon exercise of warrants.

(3) Consists of (a) 50,000 Shares held directly and (b) 12,500 Shares issuable upon exercise of warrants.

                                                             PAGE 10 OF 11 PAGES






                                   Signatures

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATE: May 11, 1999                          /s/ Louis D. Paolino, Jr.
                                            ------------------------------------
                                            Louis D. Paolino, Jr.
                                            Chairman of the Board of Directors


                                            /s/ Matthew Paolino
                                            ------------------------------------
                                            Matthew Paolino


                                            /s/ Louis D. Paolino, Sr.
                                            ------------------------------------
                                            Louis D. Paolino, Sr.
                                            Director


                                            /s/ Joseph Paolino
                                            ------------------------------------
                                            Joseph Paolino

                                                             PAGE 11 OF 11 PAGES




                                  EXHIBIT INDEX



1. Merger Agreement dated January 12, 1999 by and among USPL, Brass and the Reporting Persons. Previously filed on Form 8-K as an Exhibit on April 7, 1999 and it is incorporated herein by reference.

2. Amendment to Merger Agreement dated May 5, 1999. Previously filed on Form 8-K/A on May 18, 1999 and it is as an Exhibit incorporated herein by refrence.